Exhibit 2

LEAD INVESTOR AGREEMENT

THIS LEAD INVESTOR AGREEMENT (this “Agreement”) is made and entered into as of September 18, 2025 (the “Effective Date”) by and among Qualigen Therapeutics, Inc., a Delaware corporation (the “Company”), and Faraday Future Intelligent Electric Inc., a Delaware corporation (the “Lead Investor”). The Company and the Lead Investor are collectively referred to herein as the “Parties” and each, a “Party”.

WHEREAS, the Company wishes to secure the commitment of the Lead Investor in a private offering (the “Private Placement”) of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and shares of the Company’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”), to be issued and sold pursuant to that certain subscription agreement, dated on or about the date hereof, between the Company and each of the purchasers identified in the signature pages thereto (each, a “Securities Purchase Agreement” and, collectively, the “Securities Purchase Agreements”), and the Lead Investor wishes to offer such a commitment.

WHEREAS, Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Securities Purchase Agreements.

NOW, THEREFORE, in consideration of the commitment of the Lead Investor to invest a minimum of $30 million in the Private Placement and of the other covenants and undertakings specified herein, the Company and the Lead Investor hereby agree as follows:

1.	Corporate Governance.

1.1 Treasury Reserve Policy. Effective upon the Closing, the Company shall adopt a treasury reserve policy that is satisfactory to the Lead Investor (the “Treasury Reserve Policy”), under which the Company’s treasury reserve assets will consist of (i) cash and cash equivalents and short-term investments (“Cash Assets”) that exceed working capital requirements and (ii) cryptocurrencies which will serve as the primary treasury reserve asset of the Company on an ongoing basis, subject to market conditions and anticipated needs of the business for Cash Assets and oversight by the FF-Appointed Co-Chief Executive Officer (as defined below). Prior to the appointment of the initial Director Designees (as defined below) to the Board of Directors of the Company (the “Board”), the Treasury Reserve Policy shall not be amended, modified or waived without the prior written consent of Co-Chief Executive Officer. After the appointment of the initial Director Designees to the Board, the Treasury Reserve Policy shall only be amended by vote of the Board, which shall include the affirmative votes of each of the Director Designees or their successors.

1.2 Company Board Representation and Management.

(a) Concurrent with the Closing, the Company shall cause the Board to reduce the size of the Board to five members and request the resignations of each of Campbell Becher, Robert B. Lim and Cody Price from the Board. In addition, concurrently with the Closing, each of Jie Sheng and Chad Chen, as the initial Investor Designees, shall be appointed as directors of the Company effective upon the Closing of the Private Placement to fill two of the vacancies created by such director resignations. Upon the Company’s receipt of Stockholder Approval following the Closing, the Company shall cause the Board to appoint, within five (5) Business Days of the Company’s receipt of a written request of the Lead Investor for the Board to do so, up to two (2) additional Investor Designees for appointment to the Board, so that the total size of the Board shall be seven (7) members, unless otherwise requested in writing by the Lead Investor.

(b) From and after the Closing Date, so long as the Lead Investor (and its Affiliates or any “group” of which the Lead Investor or any of its Affiliates is a member) continues to beneficially own (as calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) at least 5% of the Company’s beneficial ownership (voting rights) of the Common Stock (the “Minimum Threshold”), except as otherwise required by applicable law, the Lead Investor shall have the right to designate as nominees for election to the Board a number of directors that is proportionate to its beneficial ownership, with any fraction rounded up (for example, if the Lead Investor has a 30% voting right and the Board is comprised of five members, the Lead Investor will have the right to appoint 30%*5=1.5, round up to 2 directors), one of whom shall also be chairperson of the Board (such nominees, the “Investor Designees”); provided, however, that in the event that Lead Investor ceases to beneficially own a number of shares of Common Stock at least equal to the Minimum Threshold a result of a transaction entered into by the Lead Investor to facilitate a Company financing (including, without limitation, (x) the implementation or enforcement of a pledge of shares of Common Stock granted by the Lead Investor in favor of an investor in the Company or (y) the sale of Common Stock by the Lead Investor to raise cash to pay amounts owed under a guarantee entered into by the Lead Investor for the benefit of the Company) (a “Financing Facilitation Transaction”), the Lead Investor shall nonetheless be deemed to continue to hold the Minimum Threshold until the Lead Investor disposes of additional shares in a transaction (other than a Financing Facilitation Transaction) following which the Lead Investor does not beneficially own a number of shares of Common Stock at least equal to the Minimum Threshold. The Company agrees to use its reasonable best efforts to take the Necessary Action (as defined below) to cause the Investor Designees to be elected to the Board. Upon appointment or election, as applicable, to the Board, such Investor Designees shall be entitled to insurance coverage reasonable satisfactory to the Lead Investor applicable to directors and officers. In the event that a vacancy is created at any time by the death, disability, retirement, disqualification, resignation or removal (with or without cause) of any of the Investor Designees, the Lead Investor shall have the right to designate a replacement to fill such vacancy and the Company shall take the Necessary Action to cause such vacancy to be filled by the replacement so designated and the Board shall promptly elect such designee to the Board. The Lead Investor has the right, at any time and from time to time, to request the removal or resignation any Investor Designee, and the Lead Investor has the exclusive right to designate a replacement to fill any vacancy so created by such removal or resignation of such Investor Designee. The Company shall use its reasonable best efforts to take or cause to be taken, to the fullest extent permitted by law, at any time and from time to time, all Necessary Action to facilitate the removal of any of the Investor Designee that the Lead Investor intends to remove. “Necessary Action” means, with respect to any party and a specified result, all actions (to the extent such actions are not prohibited by applicable law, are within such party’s control and do not directly conflict with any rights expressly granted to such party in this Agreement or the certificate of incorporation or bylaws of the Company) reasonably necessary and desirable within his, her or its control to cause such result, including, (i) promptly calling special meetings of the Board, any committee of the Board and the stockholders of the Company, and (including with respect to the Company’s obligations pursuant to Section 1.2 (b)) recommending that stockholders vote (and soliciting proxies in a commercially reasonable manner) (x) in favor of the election to the Board of each Investor Designee, and (y) in favor of the removal of any Investor Designee in respect of whom the Lead Investor delivered a removal notice at all stockholder meetings, (ii) causing the Board or any committee of the Board to adopt relevant resolutions (subject to any applicable fiduciary duties), (iii) voting or providing a proxy with respect to shares of Common Stock and other securities of the Company generally entitled to vote in the election of directors of the Company Beneficially Owned by such party, (iv) causing the adoption of stockholders’ resolutions and amendments to the certificate of incorporation or the bylaws of the Company, including executing written consents in lieu of meetings, (v) executing agreements and instruments, (vi) causing members of the Board (to the extent such members were elected, nominated or designated by the party obligated to undertake such action) to act (subject to any applicable fiduciary duties) in a certain manner or causing them to be removed in the event they do not act in such a manner and (vii) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such a result

(c) In the event that any Investor Designee designated by the Lead Investor to stand for election (or re-election, as the case may be) at a meeting of the Company’s stockholders is, for any reason, not elected to serve on the Board at such meeting (any such person designated by the Lead Investor but not so elected, a “Non-Elected Designee”), the Company shall, if the Lead Investor so requests in writing, promptly expand the size of the Board by a number of seats equal to the number of Non-Elected Designees (an “Designee Board Expansion”) and the Lead Investor shall have the exclusive right to fill the vacancy or vacancies on the Board created by the Designee Board Expansion with new Investor Designees in accordance with Section 1.2(b).

(d) Concurrent with the Closing, the Company shall cause the Board to appoint Jiawei Wang (or such other person as the Lead Investor shall designate prior to the Closing) as the Co-Chief Executive Officer of the Company (the “FF-Appointed Co-Chief Executive Officer”), effective upon the Closing, and to appoint Koti Meka (or such other person as the Lead Investor shall designate prior to the Closing) as the Chief Financial Officer of the Company, effective upon the Closing. The FF-Appointed Co-Chief Executive Officer shall report to the Board together with the current Chief Executive Officer of the Company, and the FF-Appointed Co-Chief Executive Officer shall be solely responsible for all business operations of the Company, including crypto-related businesses, except for the Company’s medical-related business. The FF-Appointed Co-Chief Executive Officer shall have sole access to all crypto-related accounts of the Company. Within the 30-day period immediately following the Closing, the Company negotiate and, use commercially reasonable efforts to enter into, an advisory agreement on terms reasonably acceptable to the Lead Investor appointing Mr. YT Jia as Chief Advisor to the Company. In such capacity, Mr. Jia will provide strategic advisory services to the Board and the Company, including without limitation, in the areas of product, artificial intelligence, user-ecosystem development, corporate strategy, human resources, and company management system design and implementation.

(e) Each individual designated by the Lead Investor as an Investor Designee, including Non-Elected Designee, shall, at the time of such designation and his or her appointment or election to the Board, meet the requirements for an “independent” director under the rules of the Trading Market. Upon election to the Board, each Investor Designee shall be appointed as a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Board.

(f) Subject to applicable law, no Investor Designee shall be obligated to present any particular business opportunity to the Company that he or she becomes aware of by virtue of his or her position as an officer or employee of the Lead Investor or its Affiliates.

(g) Any election by the Lead Investor not to exercise (in whole or in part) the right to designate one or more Investor Designees pursuant to this Section 1.2 shall not constitute a permanent waiver or relinquishment of such right. If the Lead Investor elects not to exercise its right to designate an Investor Designee pursuant to this Section 1.2, the Company shall have no right to fill such vacancy.

(h) The Lead Investor shall, and shall cause the Investor Designees to, use reasonable best efforts to timely provide the Company with accurate and complete information relating to the Lead Investor and the Investor Designees, as the case may be, that may be required to be disclosed by the Company under the Securities Act or the Exchange Act.

(i) The Company shall not recommend to its stockholders or to the Board any amendment to the Company’s organizational documents that would alter or modify in an adverse manner the Lead Investor’s rights under this Section 1.2 without the written approval of the Lead Investor.

1.3 Lead Investor Observer Rights.

(a) In the event that (x) the Lead Investor’s beneficial ownership falls below the Minimum Threshold, such that it is no longer entitled to nominate the Investor Designees pursuant to Section 1.2 or (y) either of the Investor Designees is not a current member of the Board (for any or no reason), the Lead Investor shall be entitled to invite a representative of the Lead Investor (the “Faraday Observer”) to attend all meetings of the Board in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to the Board; provided, however, that such representative shall agree to hold in confidence all information so provided.

1.4 The Company shall not recommend to its stockholders or to the Board any amendment to the Company’s organizational documents that would alter or modify in an adverse manner any of the Lead Investor’s rights under this Agreement, including but not limited to the Lead Investor’s rights under Sections 1.1, 1.2 and 1.3, without the written approval of the Lead Investor. The Company shall take all actions within its power to cause the composition and powers of the Board and its committees to at all times satisfy and be subject to the requirements of applicable law (including the rules of Nasdaq), this Agreement and the Company’s organizational documents, as amended from time to time. For the avoidance of doubt, nothing in this Section 1.4 shall restrict or limit the Company’s ability to amend its organizational documents from time to time in accordance with their terms and applicable law.

1.5 As used in this Section 1, the term “applicable law” shall mean all applicable laws (including common law), statutes, treaties, codes, ordinances, decrees, rules, regulations, directives or other legal requirements (including those of the SEC, the Nasdaq and any other securities exchange and securities commission in any jurisdiction) issued, enacted, adopted, promulgated or implemented by any governmental authority, binding or affecting the person referred to in the context in which such word is used.

2.	Participation in Future Financing.

2.1 From the Closing Date until the date the Lead Investor’s beneficial ownership of Common Stock falls below the Minimum Threshold, upon any issuance by the Company or any of its Subsidiaries of Common Stock, Common Stock Equivalents for cash consideration, indebtedness or a combination of units thereof (a “Subsequent Financing”), the Lead Investor shall have the right to participate in such Subsequent Financing up to an amount of the Subsequent Financing equal to the percentage of the Lead Investor’s beneficial ownership percentage of the Common Stock on the date of closing of such Subsequent Financing on the same terms, conditions and price provided for in the Subsequent Financing.

2.2 At least twenty (20) Trading Days prior to the closing of the Subsequent Financing, the Company shall deliver the Lead Investor a written notice of its intention to effect a Subsequent Financing (“Pre-Notice”), which Pre-Notice shall ask the Lead Investor if it wants to review the details of such financing (such additional notice, a “Subsequent Financing Notice”). Upon the request of the Lead Investor, and only upon the request of the Lead Investor, for a Subsequent Financing Notice, the Company shall promptly, but no later than one (1) Trading Day after such request, deliver a Subsequent Financing Notice to the Lead Investor. The Subsequent Financing Notice shall describe in reasonable detail the proposed terms of such Subsequent Financing, the amount of proceeds intended to be raised thereunder and the Person or Persons through or with whom such Subsequent Financing is proposed to be effected and shall include a term sheet or similar document relating thereto as an attachment.

2.3 The Lead Investor must provide written notice to the Company by not later than 5:30 p.m. (New York City time) on the fifteenth (15) Trading Day after the Lead Investor has received the Pre-Notice that the Lead Investor is willing to participate in the Subsequent Financing, the amount of the Lead Investor’s participation, and representing and warranting that the Lead Investor has such funds ready, willing, and available for investment on the terms set forth in the Subsequent Financing Notice. If the Company receives no such notice from the Lead Investor as of such fifteen (15) Trading Day, the Lead Investor shall be deemed to have notified the Company that it does not elect to participate.

2.4 The Company must provide the Lead Investor with a second Subsequent Financing Notice, and the Lead Investor will again have the right of participation set forth above in this Section 2, if the Subsequent Financing subject to the initial Subsequent Financing Notice is not consummated for any reason on the terms set forth in such Subsequent Financing Notice within thirty (30) Trading Days after the date of the initial Subsequent Financing Notice.

2.5 The Company and the Lead Investor agree that if the Lead Investor elects to participate in the Subsequent Financing, the transaction documents related to the Subsequent Financing shall not include any term or provision whereby the Lead Investor shall be required to agree to any restrictions on trading as to any of the Securities purchased in the Private Placement or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, this Agreement, without the prior written consent of the Lead Investor.

2.6 Notwithstanding anything to the contrary in this Section 2 and unless otherwise agreed to by the Lead Investor, the Company shall either confirm in writing to the Lead Investor that the transaction with respect to the Subsequent Financing has been abandoned or shall publicly disclose its intention to issue the securities in the Subsequent Financing, in either case in such a manner such that the Lead Investor will not be in possession of any material, non-public information, by the tenth (10th) Trading Day following delivery of the Subsequent Financing Notice. If by such tenth (10th) Trading Day, no public disclosure regarding a transaction with respect to the Subsequent Financing has been made, and no notice regarding the abandonment of such transaction has been received by the Lead Investor, such transaction shall be deemed to have been abandoned and the Lead Investor shall not be deemed to be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries.

2.7 Notwithstanding the foregoing, this Section 2 shall not apply in respect of the issuance of (a) shares of Common Stock or options to employees, officers, directors or consultants of the Company pursuant to the Company’s existing stock option and/or restricted stock plans or stock option and/or restricted stock plans which may come into effect following the date hereof, (b) securities upon the exercise or exchange of or conversion of any Securities issued under the Securities Purchase Agreements and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock, issued and outstanding on the date of this Agreement, or pursuant to other agreements of the Company existing prior to the date hereof and listed on the Disclosure Schedules, provided that such securities and/or agreements have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

3.	Transition Period.

From the date of the Closing until the date of that the Company receives the Stockholder Approval, the Company shall effect each of the following:

3.1 The Company shall maintain a bank account (the “Bank Account”) under the sole control of an individual designated by the Company’s Chief Financial Officer. Any disbursements or payments from the Bank Account may only be made with the prior written approval of (i) the Chief Financial Officer or (ii) any person designated in writing by the Chief Financial Officer.

3.2 The Company shall not appoint or remove any officers without the prior written approval of the Board, which approval shall include at least one (1) of the Investor Designees.

3.3 Any business affairs of the Company that exist prior to the date of the Closing shall continue to be managed by the current Chief Executive Officer of the Company, Kevin A. Richardson II. However, any new business affairs of the Company that arise on or after the date of the Closing shall be managed by the FF-Appointed Co-Chief Executive Officer.

3.4 The Company may not enter into any agreements without the prior written approval of the FF-Appointed Co-Chief Executive Officer. The FF-Appointed Co-Chief Executive Officer shall be the sole individual authorized to execute such agreements on behalf of the Company.

4.	Exchange of Company Preferred Stock for Common Stock of the Lead Investor.

The Lead Investor hereby irrevocably grants to the holders of Series A-2 and A-3 preferred stock of the Company (“Company Preferred Stock”) the right, which may be exercised by a holder of Company Preferred Stock during the 90-day period immediately preceding the first anniversary of the Closing, to require the Lead Investor to exchange for any outstanding shares of Company Preferred Stock owned by such holder a number of shares of common stock of the Lead Investor equal to the quotient of (i) the difference between the aggregate original investment value of such shares of Company Preferred Stock and the aggregate value of the Common Stock into which such shares of Company Preferred Stock are convertible on the trading day prior to the delivery of the exchange notice, divided by (ii) the closing price of the common stock of the Lead Investor on the trading day prior to the delivery of the exchange notice by such preferred holders, provided that the holders of Company Preferred Stock making such exchange have conducted commercial reasonable efforts to sell their existing shares of Company Preferred Stock by converting such shares to Common Stock prior to such 90-day exercise period. The Company and the Lead Investor shall use commercially reasonable efforts to negotiate within 60 days of the Closing a form of exchange agreement to be used by the holders of Company Preferred Stock and the Lead Investor in making any such exchange.

5.	Reimbursement of Expenses.

Each party shall pay all of its own expenses in connection with the Private Placement and the transactions contemplated by the Subscription Agreements; provided, however, that the Company shall reimburse the Lead Investor, initially at the Closing, for its legal, accounting and other professional fees and expenses incurred in connection with the Private Placement and such transactions, up to a maximum amount equal to $500,000.

6.	Termination.

The Lead Investor may terminate this Agreement upon five (5) days’ written notice of termination to the Company. Termination of this Agreement will not relieve any Party of its obligations hereunder accruing prior to such termination. Each Party will diligently continue to perform its obligations hereunder through the date of termination even if it has received notice of the other Party’s election to terminate.

7.	Representations and Warranties.

7.1 Mutual Representations. Each Party represents and warrants to each other that: (a) it has the full right, power, and authority to enter into and perform its obligations under this Agreement; and (b) its performance under this Agreement will not violate any applicable laws or regulations.

7.2 Disclaimer. Except as expressly set forth in this Agreement, the Lead Investor makes no warranties, express or implied, including any warranties of merchantability, fitness for a particular purpose, or non-infringement.

8.	Miscellaneous.

8.1 Notices. Any notice or approval required or permitted under this Agreement will be in writing and will be sent by registered or certified mail, postage prepaid, or by email, to the addresses designated by prior written notice. Any notice sent by (i) mail will be deemed received three (3) business days after its mailing and (ii) email will be deemed received on the day of its sending.

8.2 Entire Agreement. This Agreement contains the entire understanding of the Parties regarding all matters contained herein, and supersedes all prior oral or written agreements, arrangements and understandings relating thereto.

8.3 Amendment. This Agreement may be amended only by a writing signed by each of the Parties. The failure by any Party to enforce compliance with any provision of this Agreement by any other Party will not operate or be construed as a waiver of such provision or of any other provision of this Agreement, or of any subsequent breach by such Party of a provision of this Agreement.

8.4 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions hereof will continue in full force and effect.

9.	Applicable Law; Dispute Resolution.

This Agreement shall be governed by and construed in accordance with the laws of New York, without regard to its conflicts of law principles. Any dispute arising between the parties out of or in connection with this Agreement will be finally resolved in state or federal court in New York, New York.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first above written.

Qualigen Therapeutics, Inc.

By:	/s/Kevin Richardson
	Name:	Kevin Richardson
	Title:	Interim CEO

Faraday Future Intelligent Electric Inc.

By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President